American Realty Capital New York City REIT II, Inc.

405 Park Avenue

New York, New York 10022

May 13, 2015

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Attention: Jennifer Gowetski, Esq.

Re:	American Realty Capital New York City REIT II, Inc. File No. 333- 202135

Dear Ms. Gowetski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital New York City REIT II, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 P.M. Eastern Time on May 14, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

American Realty Capital New York City REIT II, Inc.

/s/ Michael A. Happel

Michael A. Happel

Chief Executive Officer, President and Secretary